                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                     AND

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MARCAM SOLUTIONS, INC.
                          (Name of Subject Company)

                                 INVENSYS PLC
                             M ACQUISITION CORP.
                              M MERGER SUB, INC.

                                  (BIDDERS)

                         COMMON STOCK, $.01 PAR VALUE
                      (INCLUDING THE ASSOCIATED RIGHTS)

                        (TITLE OF CLASS OF SECURITIES)

                                  56614A107

                        (CUSIP NUMBER OF COMMON STOCK)

                             PAUL REINSTEIN, ESQ.
                   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                              ONE NEW YORK PLAZA
                        NEW YORK, NEW YORK 10004-1930
                                (212) 859-8000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)



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        This Amendment No. 1 filed on June 4, 1999 to the Schedule 14D-1/13D filed on June 3, 1999, relates to the offer by M Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subisidary of Invensys plc, a public limited company organized under the laws of England and Wales, to purchase all outstanding shares of Common Stock, par value $.01 per share, of Marcam Solutions, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 18, 1998, as amended through the date hereof, between the Company and BankBoston, N.A., as Rights Agent (the "Shares"), at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Schedule I to Exhibit (a)(1) is hereby amended and restated in its entirety.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 4, 1999

                                     INVENSYS PLC


                                     By: /s/ R.P.A. Coles
                                        ---------------------------------------
                                        Name: R.P.A. Coles
                                        Title: Secretary



                                     M ACQUISITION CORP.


                                     By: /s/ Roy H. Slavin
                                        ---------------------------------------
                                        Name: Roy H. Slavin
                                        Title: Chief Executive Officer



                                     M MERGER SUB, INC.


                                     By: /s/ Roy H. Slavin
                                        ---------------------------------------
                                        Name: Roy H. Slavin
                                        Title: Chief Executive Officer


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                                  EXHIBIT INDEX


  EXHIBIT       DESCRIPTION NO.
  -------       ---------------
 (a)(10)  --    Schedule I to the Offer to Purchase, dated June 3, 1999.

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